EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three Months Ended September 30, 2007	For the Nine Months Ended September 30, 2007

Earnings before income taxes	$816	$2,913

Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(18)	(52)
Dividends from less than 50% owned affiliates	4	55
Fixed charges	210	587
Interest capitalized, net of amortization	(1)	(5)

Earnings available for fixed charges	$1,011	$3,498

Fixed charges:
Interest incurred:
Interest expense	$171	$469
Capitalized interest	2	7

	173	476
Portion of rent expense deemed to represent interest factor	37	111

Fixed charges	$210	$587

Ratio of earnings to fixed charges	4.8	6.0